Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

Magna announces outlook

    AURORA, ON, Jan. 16 /CNW/ - Magna International Inc. (TSX: MG.A; NYSE:
MGA) announced today its financial outlook for 2008. All amounts are in U.S. dollars.

    For the full year 2008, we expect consolidated sales to be between $24.9 billion and $26.2 billion, based on full year 2008 light vehicle production volumes of approximately 14.4 million units in North America and approximately 15.6 million units in Europe. Full year 2008 average dollar content per vehicle is expected to be between $855 and $885 in North America and between $440 and $465 in Europe. We expect full year 2008 complete vehicle assembly sales to be between $3.6 billion and $3.9 billion.

    In addition, we expect that full year 2008 spending for fixed assets will be in the range of $875 million to $925 million. This amount reflects continuing investment to support new and replacement business in our traditional markets as well as investment to expand into high-growth emerging markets, specifically Russia and various Asian countries.
    In this 2008 outlook we have assumed no significant acquisitions or divestitures, and no significant labour disruptions in our principal markets. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate year end 2007 rates.

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

    We have approximately 83,000 employees in 240 manufacturing operations and 62 product development and engineering centres in 23 countries.

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    We will present our 2008 outlook at the Auto Analysts of New York (AANY)
    Conference, held in conjunction with the Detroit Auto Show, this afternoon at 2:00 pm EST. Our presentation will be available on our website at www.magna.com. We will also webcast the actual presentation at www.magna.com. Our presentation will be made by Donald J. Walker, Co-Chief Executive Officer and Vincent J. Galifi, Executive Vice President and Chief Financial Officer.
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For further information: Louis Tonelli at (905) 726-7035

    FORWARD-LOOKING STATEMENTS

    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation: shifting OEM market shares, declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to compete with suppliers with operations in low cost countries; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; the termination or non-renewal by our customers of any material contracts; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries, including Russia; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the fact that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and OJSC Russian Machines ("Russian Machines") for so long as the governance arrangements remain in place between them; potential conflicts of interest involving the Stronach Trust and Russian Machines; the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; the possibility that the governance arrangements between the Stronach Trust and Russian Machines may terminate in certain circumstances; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.